SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                               AT HOME CORPORATION
                                (Name of Issuer)

                              SERIES A COMMON STOCK
                                 $.01 PAR VALUE
                         (Title of Class of Securities)

                                    045919101
                                 (CUSIP Number)

                              Arthur R. Block, Esq.
                               Comcast Corporation
                               1500 Market Street
                      Philadelphia, Pennsylvania 19102-2148
                                 (215) 665-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 18, 2001
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         Comcast Corporation


Date: May 24, 2001                      By: /s/ Arthur R. Block
                                            ------------------------------------
                                            Name:  Arthur R. Block
                                            Title: Senior Vice President Law


                                         Comcast Online Communications, Inc.


Date: May 24, 2001                      By: /s/ Arthur R. Block
                                            ------------------------------------
                                            Name:  Arthur R. Block
                                            Title: Senior Vice President Law


                                         Comcast PC Investments Inc.


Date: May 24, 2001                      By: /s/ Abraham E. Patlove
                                            ------------------------------------
                                            Name:  Abram E. Patlove
                                            Title: President

                                Index to Exhibits

Exhibit 10.1: Share Issuance Agreement dated May 18, 2001 between Comcast PC Investments and AT&T Corp.




                                   Page 8 of 8